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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
Exhibit 99.1
NOT FOR DISTRIBUTION, RELEASE OR PUBLICATION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED
STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE
DISTRICT OF COLUMBIA), OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION, RELEASE OR
PUBLICATION WOULD BE RESTRICTED OR PROHIBITED. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE
SEE THE IMPORTANT NOTICE AT THE END OF THE ANNOUNCEMENT.
MARKET RELEASE
Finalisation announcement in relation to the proposed Odd-lot Offer and a Specific Offer
1.
Introduction
Sibanye-Stillwater shareholders (“Shareholders”) are referred to the Stock Exchange News Service
(“SENS”) announcement dated 2 November 2020 wherein the board of directors of Sibanye-Stillwater
(“Board”) advised of its intention to make an odd-lot offer (“Odd-lot Offer”) to Shareholders holding fewer than 100 Sibanye-Stillwater shares (“Odd-lot Holders”), and a specific offer (”Specific Offer”) to
Shareholders holding 100 Sibanye-Stillwater shares or more but equal to or fewer than 400 Sibanye-
Stillwater shares (“Specific Holders”), (collectively, “Offers”).

The implementation of the Offers will result in the repurchase by the Company of the Sibanye-Stillwater shares from the Odd-lot Holders and Specific Holders (“Offer Holders”), at an offer price determined as outlined in paragraph 2 below (“Offer Price”).
2.
The Offer Price
As more fully described in the circular issued by Sibanye-Stillwater on 2 November 2020 (“Circular”), the
Offer Price is at a premium of 5% to the volume weighted average price of a Sibanye-Stillwater share trading on the JSE over the 10 trading days up to the day immediately prior to this finalization date announcement, which Offer Price is equal to a gross amount of ZAR57.23039, less any dividends withholding tax (“DWT”)levied in terms of the South African Income Tax Act to be withheld by the central securities depository participant at the rate applicable to the relevant Shareholder.

Tax Implications

The Cash Consideration paid by Sibanye-Stillwater pursuant to the Offer Shares will constitute a
“dividend” as defined in section 1 of the South African Income Tax Act, in the hands of such
Shareholder as no portion of the repurchase price will consist of contributed tax capital.

Dividends Withholding Tax

The Offers will give rise to a liability for DWT at a rate of 20% in the event that the Offer Holder does not qualify for an exemption from DWT or in the case of non-resident Shareholder, is not subject to a reduced rate of DWT in terms of the Double Taxation Agreement between South Africa and the non-
resident Shareholder’s country of residence.

In the event that the Offer Holder does not qualify for an exemption or reduced DWT rate, the net Offer
Price will be ZAR45.78431, being ZAR57.23039 less 20% DWT.
For details on the tax implications of the Offers, please refer to the Circular available on the Company’s website: ( www.sibanyestillwater.com/news-investors/odd-lot-offer).

The summary tax implications serve as a general guide and is not intended to constitute a comprehensive analysis of the tax consequence of the Offers under the South African tax law. It is also not intended to be, nor should it be considered to be, a legal or tax advice. Shareholders’ personal circumstances may lead to a different tax outcome, as such, Shareholders should seek appropriate advice in respect of their particular circumstances from their own tax and/or other professional advisers.

The Offers do not constitute an offer to sell or the solicitation of any offer to buy any Sibanye-Stillwater securities in any in which the distribution, release or publication would be restricted or prohibited
(“Restricted Jurisdiction”), including the United States (or to or for the benefit of any US Person (as such term is defined in Rule 902 under the US Securities Act of 1933)), or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or of any facility of a national securities exchange, of any Restricted
Jurisdiction, including the United States, and the Offers cannot be accepted by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction, including the United States (or by a
US Person). The Offers are not available to holders of Sibanye-Stillwater American Depositary Shares.

3.
Finalisation Information
Further to the results of General Meeting of Shareholders released on SENS on 1 December 2020,
Shareholders are advised that all conditions precedent to the Offers have now been fulfilled and that the Offers are accordingly unconditional, and Sibanye-Stillwater will proceed with the implementation of the Offers.
4.
Salient dates and times
2020
Last day to trade to participate in the Offers Monday, 21 December
Sibanye-Stillwater shares trade ‘ex’ the Offers Tuesday, 22 December
Forms of Election and Surrender for the Odd-lot Offer to be received by the Transfer Secretaries by 12:00 (CAT)
Thursday, 24 December
Forms of Election and Surrender for the Specific Offer to be received by the Transfer Secretaries by 12:00 (CAT)
Thursday, 24 December
Record date for the Offers. Thursday, 24 December

Offers close at 12:00 (CAT)
Offer implementation date
Monday, 28 December
Dematerialised Odd-lot Holders and Dematerialised Specific Holders
who have accepted the Offers or Odd- lot Holders who have made no election and are deemed to have accepted the Odd-lot Offer, will have their accounts held at their CSDP or broker credited with the
Cash Consideration
Monday, 28 December
Payments of the Cash Consideration to Certificated Odd-lot Holders
and Certificated Specific Holders who have accepted the Offers or
Odd-lot Holders who have made no election and are deemed to
have accepted the Odd-lot Offer
Monday, 28 December
Results of the Offers released on SENS Monday, 28 December
Results of the Offers published in the press Tuesday, 29 December
Cancellation and termination of listing of Sibanye-Stillwater shares repurchased in terms of the Offers expected on or about
Wednesday, 30 December

Notes:
1.
These salient dates and times are subject to amendment at the discretion of the Company. Any such amendments will be released on SENS.
2.
All times quoted are local times in South Africa.
3.
Shareholders may not dematerialise or rematerialise their Sibanye-Stillwater shares for the period following the last day to trade, being Tuesday, 22 December 2020 to Thursday, 24 December 2020.
Johannesburg, 11 December 2020
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited
Legal Advisors:
Edward Nathan Sonnenbergs Inc.
FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements, including, among others, those relating to Sibanye Stillwater’s financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-
looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”,
“estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-
Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of
Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-
Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-
Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-
Stillwater are described in Sibanye-Stillwater’s filings with the JSE and the United States Securities and
Exchange Commission.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).
IMPORTANT NOTICES
This announcement may not be published, distributed or transmitted in the United States, or in any other
Restricted Jurisdiction, and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

The Offers do not constitute an offer to sell or the solicitation of any offer to buy any Sibanye-Stillwater securities in any Restricted Jurisdiction, including the United States (or to or for the benefit of any US Person)
and such Offers are not being made, directly or indirectly, in or into the United States (or for the benefit of any US Person), or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or of any facility of a national securities exchange, of any Restricted Jurisdiction, including the United States, and the Offers cannot be accepted by any such use, means, instrumentality or facility or from within any Restricted
Jurisdiction, including the United States (or by a US Person). Accordingly, neither copies of this announcement nor any related documentation (including the Circular) are being or may be mailed or otherwise distributed or sent in or into or from a Restricted Jurisdiction, including the United States (or for the benefit of any US Person), and if received in any Restricted Jurisdiction, including the United States (or by a US Person), this Circular should be treated as being received for information purposes only. The Offers are not available to holders of Sibanye-Stillwater American Depositary Shares. Sibanye-Stillwater has not
and will not register under the US Securities Act any shares being offered or sold under the Offers. These shares may not be offered or sold in the United States or to US persons, unless they are registered under the US Securities Act, or an exemption from the registration requirements of the US Securities Act is available. Further details on the process to be followed are contained in the Circular.